Exhibit 3.1

          Amendments to the Articles of Incorporation of Northland Cranberries, Inc.

          Pursuant to the affirmative vote of the shareholders of the Company on January 30, 2002, and effective on February 4, 2002, the Company's Articles of Incorporation were amended as described below.

          1. The first sentence of Article 4 of the Company's Articles of Incorporation was amended to read in its entirety as follows:

          "The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred Fifty-Nine Million (159,000,000) shares, consisting of: (i) One Hundred Fifty Million (150,000,000) shares of a class designated as "Class A Common Stock," with a par value of one cent ($.01) per share; (ii) Four Million (4,000,000) shares of a class designated as "Class B Common Stock," with a par value of one cent ($.0l) per share; and (iii) Five Million (5,000,000) shares of a class designated as "Preferred Stock," with a par value of one cent ($.0l) per share."

          2. A new Article 9 was added to the Company's Articles of Incorporation which reads in its entirety as follows:

          "Action required or permitted by the Wisconsin Business Corporation Law to be taken at a shareholders' meeting may be taken without a meeting if a written consent or consents, describing the action so taken, is signed by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the case of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted."